SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                              Commission File Number 001-16201
                                                                     ---------

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

         For Period Ended:  December 31, 2001
                            -----------------

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For Transition Period Ended:
                                      -------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:
                                                         ----------------------


                                    PART I
                            REGISTRANT INFORMATION


Full name of registrant:  Global Crossing Ltd.
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Former name if applicable:
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Address of principal executive office:  Wessex House, 45 Reid Street
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City, state and zip code:  Hamilton, Bermuda HM12
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                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

                  a.       The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ]      b.       The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  c. The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On January 28, 2002, Global Crossing Ltd. (a company in provisional liquidation under the laws of Bermuda) (the "Company") and certain of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On the same date, the Company and certain of its Bermuda subsidiaries commenced coordinated insolvency proceedings in the Supreme Court of Bermuda.

         Arthur Andersen LLP ("Andersen"), the Company's independent public accountants, have informed the Company that Andersen will not be able to deliver an audit report with respect to the Company's financial statements for the year ended December 31, 2001 until the completion of an investigation by a special committee of the Company's board of directors into allegations regarding the Company's accounting and financial reporting practices made by a former employee of the Company. In recognition of this fact and in light of the demands of the bankruptcy process and ongoing governmental investigations, the Company has not yet completed its preparation of the disclosures required in the Form 10-K. Until it completes these disclosures and receives such an audit report, the Company will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2001.


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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John B. McShane            (973) 410-8954
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         (Name)                     (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Company's statement of operations for the year ended December 31, 2001 is anticipated to change significantly from the year ended December 31, 2000. The Company expects to report revenue from continuing operations of approximately $3.2 billion compared to $3.8 billion for the year ended December 31, 2000. The decline in revenue is due to several factors including but not limited to the classification during 2001 of two of the Company's business units as discontinued operations based upon the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The decline in revenue is also due to the downturn in the macro-economic environment and in the telecommunications market.

                  In addition, for the year ended December 31, 2001 the Company expects to report a significantly larger net loss applicable to common shareholders compared to the year ended December 31, 2000. The change in net loss applicable to common shareholders from the prior year will reflect but is not limited to items previously reported by the Company in its unaudited financial statements for the nine months ended September 30, 2001,



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         including restructuring charges of $284 million, $545 million related to the impairment of goodwill associated with the Company's Global Marine unit, and $2,084 million due to the write-down of the Company's equity investment portfolio, including its investment in Exodus Communications. Additionally, in its Quarterly Report on Form 10-Q for the three months ended September 30, 2001, the Company stated that it was continuing to evaluate its long-lived assets due to changes in market conditions, with such evaluation potentially resulting in additional material write-downs of goodwill and intangible assets. Subsequently, the Company announced that the net loss for the three months ended December 31, 2001 was expected to reflect the write-off of the Company's remaining goodwill and other intangible assets, which total approximately $8 billion, as well as a multi-billion dollar write-down of tangible assets. An estimate of these and any other additional changes in the Company's results cannot be made at this time as the audit of its 2001 financial statements has not yet been completed.

                             Global Crossing Ltd.
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                 (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 2, 2001                By:  /s/  John B. McShane
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                                         John B. McShane
                                         General Counsel